

May 25, 2012

<u>Via E-mail</u>
Mr. Timothy J. FitzGerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

      RE: **The Middleby Corporation**
                Item 4.01 Form 8-K
                Filed May 16, 2012
                Item 4.01 Form 8-K/A
                Filed May 25, 2012
                File No. 1-9973

Dear Mr. FitzGerald:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jeffrey Gordon

                Jeffrey Gordon
                Staff Accountant